UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          SCHEDULE 13D/Amendment No. 2

                    Under the Securities Exchange Act of 1934


                            PORTLAND BREWING COMPANY
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   736 420 100
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                                 (CUSIP Number)

                             John D. Guinasso, Esq.
                           Schwabe, Williamson & Wyatt
                     1211 SW Fifth Avenue, Suites 1600-1800
                           Portland, Oregon 97204-3795
                                  503-222-9981
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 6, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.  736 420 100
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1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only)

      Portland Brewing Building, L.L.C. EIN 93-119076
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2.    Check the Appropriate Box if a Member of a Group (See Instructions)

               (a)
                    ------------------------------------------------------------

               (b)
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3.    SEC Use Only
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4.    Source of Funds (See Instructions)  OO
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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)
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6.    Citizenship or Place of Organization   Oregon, United States of America
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Number of                  7.       Sole Voting Power          0
                           -----------------------------------------------------
Shares Beneficially
Owned by                   8.       Shared Voting Power        0
                           -----------------------------------------------------
Each Reporting
Person With                9.       Sole Dispositive Power     0
                           -----------------------------------------------------

                           10.      Shared Dispositive Power   0
                           -----------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person  0
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12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
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13.   Percent of Class Represented by Amount in Row (11)  0%
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14.   Type of Reporting Person (See Instructions)
               OO


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
                                Preliminary Note:

This Schedule 13D Amendment No. 2 amends and restates in its entirety the previously filed Schedule 13D Amendment No. 1 which was filed on October 12, 2001.


Item 1. Security and Issuer

         This statement relates to the common stock, no par value ("Common Stock"), of Portland Brewing Company (the "Company"). The address of the principal executive offices of the Company is 2730 NW 31st Avenue, Portland, Oregon 97210.

Item 2. Identity and Background

         (a) - (f)

         This statement is being filed on behalf of Portland Brewing Building, L.L.C ("PBB"). PBB is an Oregon limited liability company with its principal office located at 2730 NW 31st Avenue, Portland, Oregon 97210. PBB's primary business is real estate investment. The members of PBB are:

         1. Electra Partners, Inc. Electra Partners, Inc. ("Electra") is an Oregon corporation with its principal office located at 17675 Farmington Road, Aloha, Oregon 97007-3216. Electra's principal business is owning and operating a landfill. Charles Anthony Adams is a director and President of Electra. Charles Anthony Adams' business address is 2730 NW 31st Avenue, Portland, Oregon 97210. Mr. Adams is a director and President of the Company. Mr. Adams is a citizen of the United States of America. Each of Peter Francis Adams, 3011 SW Nottingham Drive, Portland, Oregon 97201, and Carol Crampton Adams, 3011 SW Nottingham Drive, Portland, Oregon 97201, is a Vice President and director of Electra. Peter Francis Adams and Carol Crampton Adams are citizens of the United States of America.

         2. MacTarnahan Limited Partnership MacTarnahan Limited Partnership is an Oregon limited partnership with its principal office located at 11416 SW Lynnridge, Portland, Oregon 97225. The principal business of the MacTarnahan Limited Partnership is investing. The general partner of MacTarnahan Limited Partnership is Harmer Mill & Logging Supply Co.

         3. Harmer Mill & Logging Supply Co. Harmer Mill & Logging Supply Co. ("Harmer") is an Oregon corporation with its principal office located at 11416 SW Lynnridge, Portland, Oregon 97225. Harmer's principal business is real estate investment. Robert Malcolm MacTarnahan is a director and President of Harmer. Robert Malcolm MacTarnahan's business address is 11416 SW Lynnridge, Portland, Oregon 97225. Robert M. MacTarnahan is a director of the Company. R. Scott MacTarnahan is a director and Vice President of Harmer. R. Scott MacTarnahan's business address is 11416 SW Lynnridge, Portland, Oregon 97225. R. Scott MacTarnahan is a director of the Company. Each of Ruth
                  A. MacTarnahan, Andrea J. MacTarnahan and Sara M. Whitworth is a director of Harmer. Robert M. MacTarnahan, R. Scott MacTarnahan, Ruth A. MacTarnahan, Andrea J. MacTarnahan, and Sara M. Whitworth are citizens of the United States of America.

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
         No person identified above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and misdemeanors). No person identified above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a person identified above has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

         This statement relates to the distribution of Common Stock of the Company resulting from the dissolution of PBB. On November 5, 2001 PBB dissolved, and on November 6, 2001 distributed its assets to its members in proportion to their positive capital account balances. The members of PBB at the time of dissolution were MacTarnahan Limited Partnership, Harmer, and Electra. As a result of the distribution of PBB's assets, MacTarnahan Limited Partnership received 1,960,878 shares of Common Stock of the Company, Harmer received 1,107,748 shares of Common Stock of the Company, and Electra received 1,207,910 shares of Common Stock of the Company.

Item 4. Purpose of the Transaction

         PBB distributed the shares of Common Stock of the Company that it beneficially owned as a result of its dissolution.

         Other than as described above, PBB does not currently have any plans or proposals which would relate to or result in:

     (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) any change in the present Board of Directors or management of the Company;

     (e) any material change in the present capitalization or dividend policy of the Company;

     (f) any other material change in the Company's business or corporate structure;

     (g) any change in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the 34 Act; or


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
     (j) any action similar to any of those actions set forth in this paragraph.

Item 5.  Interests in Securities of the Issuer

         (a) As a result of the dissolution of PBB, PBB no longer beneficially owns any shares of Common Stock of the Company. The other persons identified in
Item 2 are members of a "group" (the "Group") as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934 (the "34 Act"). Pursuant to Rule 13d-5(b)(1), each member of the Group is deemed to be the beneficial owner of 7,412,989.5 shares of Common Stock, 88,735.5 of which shares are beneficially owned as members of the Group have the right to acquire such shares pursuant to options or warrants. The shares of Common Stock beneficially owned by the Group represent 74.5% of the outstanding Common Stock of the Company

         (b) PBB no longer has sole power to vote and dispose of any shares of Common Stock of the Company. The members of the Group together have the sole power to vote and the sole power to dispose of 7,412,989.5 shares of Common Stock

         (c) On November 5, 2001 PBB dissolved, and on November 6, 2001 distributed 4,276,536 shares of Common Stock to its members. The members of PBB at the time of dissolution were MacTarnahan Limited Partnership, Harmer, and Electra. As a result of the distribution, MacTarnahan Limited Partnership received 1,960,878 shares of Common Stock of the Company, Harmer received 1,107,748 shares of Common Stock of the Company, and Electra received 1,207,910 shares of Common Stock of the Company. The transaction was closed in Portland, Oregon.

         (d) Not applicable.

         (e) PBB ceased to be the beneficial owner of more than five percent of the Common Stock of the Company on November 6, 2001.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Robert M. MacTarnahan, R. Scott MacTarnahan, Ruth A. MacTarnahan, Jean
R. MacTarnahan, Andrea J. MacTarnahan, Sara M. Whitworth, The MacTarnahan Family Trust, the MacTarnahan Limited Partnership, Black Lake Investments, Harmer Mill & Logging Supply Co. and Robert M. MacTarnahan, as trustee for the Voting Trust, entered into the MacTarnahan Portland Brewing Company Voting Trust Agreement effective May 31, 2001 ("Trust Agreement"). Each beneficiary of the MacTarnahan Portland Brewing Company Voting Trust (the "Voting Trust") contributed all of their respective shares of Common Stock, as well as Options and Warrants for Common Stock, to the Voting Trust in exchange for voting trust certificates. The beneficiaries of the Voting Trust retain all pecuniary interests in the Common Stock held by the Voting Trust but have no voting rights. The Trust Agreement provides that the trustee - currently Robert Malcolm MacTarnahan - will vote all shares of Common Stock in the Voting Trust in the trustee's sole discretion. The beneficiaries of the Voting Trust may transfer their voting trust certificates. The Trust Agreement expires on May 31, 2011 unless earlier terminated in accordance with its terms.

         Electra, Charles Anthony Adams, Charles A. Adams Family Trust, Charles Francis Adams III, and Katherine Adams McBride (the "Adams Parties"), and the Voting Trust entered into a Voting Agreement on July 27, 2001 (the "Voting Agreement"). Under the Voting Agreement, the Adams Parties agree to vote all of their shares of Common Stock as directed by the trustee of the Voting Trust. The

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
Voting Agreement will be effective as long as any parties to the Voting Trust provide credit services to the Company.

         PBB is not a member of the Voting Trust or a party to the Voting Agreement.

Item 7. Material to Be Filed as Exhibits

         (1) MacTarnahan Portland Brewing Company Voting Trust Agreement dated May 31, 2001 (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the MacTarnahan Portland Brewing Company Voting Trust and other group members on June 8, 2001).


         (2) Voting Agreement dated July 27, 2001 (incorporated by reference to
Exhibit 1 to the Schedule 13D/Amendment No. 2 filed by the MacTarnahan Portland Brewing Company Voting Trust and the Adams Parties on July 30, 2001).


                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Portland Brewing Building, L.L.C.

                                    By: Electra Partners, Inc., Member

                                    /s/  Charles Anthony Adams
                                    ----------------------------------
                                    By:  Charles Anthony Adams
                                    Its:  President

                                    Portland Brewing Building, L.L.C.

                                    By: Harmer Mill & Logging Supply Co., Member

                                    /s/  Robert M. MacTarnahan
                                    ----------------------------------
                                    By:  Robert M. MacTarnahan
                                    Its:  President

                                    Portland Brewing Building, L.L.C.

                                    By:  MacTarnahan Limited Partnership, Member

                                    By:  Harmer Mill & Logging Supply Co.,
                                            General Partner

                                    /s/  Robert M. MacTarnahan
                                    ----------------------------------
                                    Robert M. MacTarnahan, President



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